
02033840

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUE PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of 5/1/2002 May, 2002 *



RECD S.E.C.
MAY 0 8 2002
1086

LM Ericsson Telephone Company,
(Translation of registrant's name into English)

Telefonplan, S-126 25 Stockholm Sweden,
(Address of principal executive office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefonaktiebolaget LM Ericsson,
(Registrant)

Date May 7, 2002, By Gary Pinkham

(Signature) SH

Gary Pinkham
Vice President

* Notice of Extraordinary General Meeting of Shareholders - June 6, 2002

The Shareholders in Telefonaktiebolaget LM Ericsson (publ)

are hereby summoned to an Extraordinary General Meeting of Shareholders at the China theatre, Berzelii park 9, Stockholm, Sweden, on Thursday June 6, 2002, at 14.00.

Notification etc

Shareholders who wish to attend the shareholders' meeting shall notify the company at the address Telefonaktiebolaget LM Ericsson, Corporate Legal Affairs, SE-126 25 Stockholm, Sweden, not later than Friday, May 31, 2002, at 4 p.m.. Notice may also be given at the company's website www.ericsson.com or by telephone +46 (0)8 719 34 44 or +46 (0)8 719 44 98 or by telefax +46 (0)8 719 95 27. Notifice by telephone may be made on weekdays between 10 a.m. and 4 p.m.. Please state name, civic registration number (or date of birth), address, telephone number and the number of assistants.

In order to facilitate the registration at the meeting, proxies, registration certificates and other documents of authority should have reached the company at the above address not later than on Wednesday 5 June 2002.

Participation

Only shareholders recorded in VPC AB's share register transcript on Monday, May 27, 2002 are entitled, after notification, to participate in the shareholders' meeting. Nominee-registered shareholders have to be temporarily recorded in the share register to be entitled, after notification, to participate in the meeting. The shareholder shall inform the nominee in ample time before Monday, May 27, 2002, at which time the recording should have been made. It should be observed that this proceeding also applies to shareholders using bank depots and/or trade by the Internet.

Agenda – The shareholders' meeting shall deal with

1. Election of chairman at the meeting.
2. Preparation and approval of the voting list.
3. Approval of the agenda.
4. Resolution as to whether the meeting has been duly convened.
5. Election of two persons to approve the minutes.
6. Resolution as to authorisation for the Board to decide on share issue with preferential right for the existing shareholders.
7. Closing of the meeting.

Item 6

The Board of Directors proposes that the shareholders' meeting decides to authorise the Board, during the period until the Annual General Meeting of Shareholders in 2003, to resolve on a rights issue of shares with preferential rights for the existing shareholders whereby a share, regardless of class of share, shall carry right to subscription of shares of series B.

A group of holders of shares of series A and series B, jointly representing more than [ ] per cent of the total number of votes in the company, has reported that they intend to vote in favor of the Board's proposal under item 6.

The Board's complete proposal for authorisation and documents pursuant to Chapter 4, Section 4, the Swedish Companies Act, will be held available at the company, Corporate Legal Affairs, Telefonvägen 30, Stockholm, Sweden, on Thursday, May 30, 2002, at the latest.

Stockholm in April, 2002
THE BOARD OF DIRECTORS

Aktieägarna i Telefonaktiebolaget LM Ericsson (publ)

kallas härmed till extra bolagsstämma på China teatern, Berzelii park 9 i Stockholm, torsdagen den 6 juni 2002, kl. 14:00.

Anmälan mm

Aktieägare, som önskar deltaga i bolagsstämman, ska senast fredagen den 31 maj 2002, kl 16:00, anmäla detta till bolaget under adress: Telefonaktiebolaget LM Ericsson, Koncernfunktion Juridik, 126 25 Stockholm. Anmälan kan också göras via Ericssons hemsida www.ericsson.com eller per telefon 08-719 34 44 alternativt 08-719 44 98 eller per telefax 08-719 95 27. Telefonanmälan kan göras vardagar mellan kl 10:00 och kl 16:00. Vid anmälan skall uppges namn, personnummer, adress, telefonnummer samt antalet biträden.

För att underlätta inpasseringen vid stämman bör fullmakter, registreringsbevis och andra behörighetshandlingar vara bolaget tillhanda under ovanstående adress senast onsdagen den 5 juni 2002.

Rätt att deltaga

Endast de aktieägare, som är införda i den utskrift av aktieboken som görs av VPC AB måndagen den 27 maj 2002, har rätt att efter anmälan deltaga i bolagsstämman. Aktieägare, som har sina aktier förvaltarregistrerade, måste tillfälligt införas i aktieboken för att ha rätt att efter anmälan deltaga i stämman. Aktieägaren måste underrätta förvaltaren härom i god tid före måndagen den 27 maj 2002, då införingen ska vara gjord. Observera att förfarandet också gäller aktieägare som utnyttjar banks aktieägardepå och/eller handlar via internet.

Dagordning – På stämman ska behandlas

1 Val av ordförande vid bolagsstämman.

2 Upprättande och godkännande av röstlängd.

3 Godkännande av dagordning.

4 Prövning av om stämman blivit behörigen sammankallad.

5 Val av två justeringsmän.

6 Fråga om bemyndigande för styrelsen att fatta beslut om nyemission med företrädesrätt för bolagets aktieägare.

7 Stämmans avslutande.

Punkt 6

Styrelsen föreslår att bolagsstämman fattar beslut om att bemyndiga styrelsen att, under tiden intill ordinarie bolagsstämma år 2003, fatta beslut om nyemission med företrädesrätt för bolagets aktieägare, varvid aktie, oavsett aktieslag, skall medföra rätt till teckning av aktier av serie B.

Aktieägare bestående av en grupp ägare av A- och B-aktier som tillsammans representerar cirka 67 procent av det totala antalet röster i bolaget har meddelat att de avser att rösta för styrelsens förslag i punkt 6.

Styrelsens förslag till bemyndigande jämte handlingar enligt 4 kap 4 § aktiebolagslagen kommer att hållas tillgängliga på bolaget, Koncernfunktion Juridik, Telefonvägen 30, Stockholm från och med torsdagen den 30 maj 2002.

Stockholm den 21 april 2002

STYRELSEN